July 10, 2024

Bing Zhang
Chief Executive Officer and Interim Chief Financial Officer
Cheer Holding, Inc.
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road
Jiuxianqiao, Chaoyang District, Beijing, China

       Re: Cheer Holding, Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed June 24, 2024
           File No. 333-279221
Dear Bing Zhang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-3
Description of Debt Securities, page 70

1. Your response to prior comment 8 indicates that you do not intend to issue any debt securities pursuant to a trust indenture upon reliance on Section 304(a)(8) of the
       Trust Indenture Act and Rule 4a-1 promulgated thereunder. Please provide an analysis of how you believe you will qualify for this exemption. Additionally, we note that your existing disclosure in this section contains several references to the potential use of an indenture or a trust. As you have indicated you are relying on the exemption for securities issued other than under an indenture, please remove these references or advise. Lastly, please disclose the effects and risks of not being subject to the provisions of the Trust
       Indenture Act.
 July 10, 2024
Page 2

General

2.     We note your response to prior comments 1 and 2, particularly your
statement that    Upon
       purchase of an NFT on CheerReal, users obtain an authenticated digital artwork and can exchange them with other users. There is no secondary market for the NFTs and the
       purchase and sale of NFTs among users is not allowed on CheerReal.    We
have the
       following additional questions:
           Please clarify whether the NFTs can be transferred outside your platform.
           Please explain in greater detail how the NFTs can be used within or interact with the platform. In this regard, we note a company press release indicating that the platform
           aims to connect    virtual and real economy through innovative
digital art and a diverse
           and inclusive metaverse world.
           Please explain whether there is any means by which the NFTs can be sold or otherwise transferred for value. In this regard, we note a company press release
           referring to the ability to    auction    them through the platform.
We also note a
           company press release stating that    CheerReal aims to accelerate
the digitization of
           cultural and art works, promote and maximize the value of digital assets, and create a new ecosystem of the digital asset economy.

       Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   John P. Yung